

Mailstop 3233

December 5, 2016

<u>Via E-mail</u>
Emiliya Galfinger
President, Treasurer and Secretary
Galem Group Inc.
3773 Howard Hughes Parkway, Ste. 500S
Las Vegas, NV 89169-6014

Re: Galem Group Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 22, 2016
File No. 333-213608

Dear Ms. Galfinger:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2016 letter.

Note 6. Subsequent Events, page F-16

1.   Please revise to correct the date of the filing indicated in this note.

2.   We note that you have determined that you do not have any material subsequent events to disclose in these financial statements <u>other than the following</u> but no subsequent events have been disclosed. Please revise to clarify whether you have any subsequent events to disclose.

You may contact Jorge L. Bonilla, Staff Accountant, at (202) 551-3414 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Mont E. Tanner
         Attorney at Law